United States securities and exchange commission logo





                     January 26, 2024

       William S. Burns
       Senior Executive Vice President & Chief Financial Officer
       ConnectOne Bancorp, Inc.
       301 Sylvan Avenue
       Englewood Cliffs, NJ 07632

                                                        Re: ConnectOne Bancorp,
Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            File No. 001-40751

       Dear William S. Burns:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Finance